U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

March 3, 2023

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-261006
Investment Company Registration No: 811-10401
RiverPark Strategic Income Fund

Ladies and Gentlemen:

On behalf of the Trust, we are transmitting for filing a registration statement on Form N-14. The registration statement relates to the reorganization of the RiverPark Strategic Income Fund (the “Target Fund”), a series of RiverPark Trust, into the RiverPark Strategic Income Fund (the “Acquiring Fund”), a series of the Trust.

The Form N-14 registration statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please contact the undersigned at (513) 629-8104 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Jay S.Fitton
Jay S. Fitton
For U.S. Bank Global Fund Services

cc: Christopher Cahlamer, Godfrey & Kahn, S.C.